UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

☐ Form 10-KSB   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR
(Check One)

_______________________________________________________________________

☒ For Period Ended: May 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-|
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

URBANFIND, INC.
(Full Name of Registrant)

Not Applicable
(Former Name if Applicable)

10229 19th Avenue SW
(Address of Principal Executive Office)

Seattle, Washington 98146
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(1)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(2)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(3)        The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

The preparation of the Company’s quarterly report has taken longer than anticipated and cannot be completed by the required filing date without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Paul Hayward                            (604) 684-6577
(Name)                      (Area Code) (Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).       ☒ Yes       ☐ No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?       ☐ Yes       ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Urbanfind Inc.
(Name of Registrant as Specified in Charter)

has caused this to notification be signed on undersigned its behalf hereunto duly authorized.

Date July 14, 2003	By:	/s/ Robin Lee_________
Robin Lee
President and Chief Executive Officer